March 2, 2016

FILED ON EDGAR

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:  American Housing Trust, Inc.

  Amendment No. 4 to Registration Statement on Form S-11

  Filed January 20, 2016

  File No. 333-208287

Dear Mr. Kluck:

This letter is in response to your February 17, 2016 comment letter to Jeff Howard, Chief Executive Officer and President for American Housing Income Trust, Inc. (the “Company”). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Howard in the ordinary course, and please feel free to contact me with any follow up questions or comments.

General

1.	We note your revised disclosure in response to comment 3. Please provide the required disclosure with respect to all of the activities listed in Item 12 of Form S-11. If you do not propose to engage in a particular activity, include a specific statement to that effect. Refer to Instruction 1 of Item 12 of Form S-11.

Response: The Company has added the following language to address Comment 1: The Company’s Board of Directors has latitude in operating the business, as set forth herein. The Company has not engaged in the following activities over the past three years, (a) issuing senior securities, (b) loaning funds to third-parties or persons within the Company, (c) investing in the securities of other issuers for the purpose of exercising control, except as in the case of American Realty purchasing the controlling interest of the Company for purposes of effectuating the reverse merger, as disclosed herein, (d) underwriting securities, (e) engaging in the purchase and sale (or turnover) of investments, (f) repurchasing or otherwise reacquiring its shares or other securities, or (g) making annual or other reports to security holders not otherwise disclosed herein, or as reported through the Commission in prior filings. The Board of Directors has the power to undertake the aforementioned strategies, and might do so in the future without vote from the shareholders. In addition, the Company has engaged, over the past three years and intends on engaging in the future, the issuance of restricted securities in consideration of the purchase of properties. Furthermore, the Company has borrowed funds from third-parties, i.e. FirstKey, to grow its portfolio of properties, and intends on doing so in the future. In the event the Company does borrow funds, the debt associated with such loans may have the direct or indirect effect of decreasing revenues, which in turn, will impact dividends in the event it is operating as a REIT, as the Company intends, as disclosed herein.

Prospectus Cover Page

2.	We note your response to comment 4 and your revised disclosure. Your cover page discusses your prior private offering under Section 4(2) of the Securities Act and the restricted basis of your previously issued stock. Please limit your disclosure on the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision.

Response: The Company has removed all language addressing the Company’s prior private offering under Section 4(2) of the Securities Act.

3.	We note your disclosure in the table at the bottom of the cover page that the total proceeds per share from the selling shareholders will be $3.75. Please clearly indicate on the cover page that the company will not receive any proceeds from the sale of the shares by the selling shareholders.

Response: The Company had added the following language to the first page of the prospectus: The Company will not receive any proceeds from the sale of shares by Selling Shareholders, and will only receive proceeds from the Direct Public Offering.

Summary, page 5

4.	We note that your summary contains a lengthy description of your business that is about 28 pages before your risk factor section. This detailed information may be better suited for the body of the prospectus. The summary should be brief and provide an overview of the key aspects of your offering. See Item 503(a) of Regulation S-K. In addition, the risk factor section must immediately follow the summary section. See Item 503(c) of Regulation S-K. Please revise accordingly.

Response: The Company has added the following language: The Company is seeking the registration of 3,000,000 shares of its common stock at $3.00 per share. The Company is currently in the business of acquiring, renovating, rehabilitating and, in turn, renting single family residence. The Company intends on continuing with this business plan, but with the proceeds from the offering set forth in the Prospectus it intends on growing its portfolio, adding more diversity and independence to its Board of Directors, and securing more favorable terms on its debt service. The Company intends on operating as a REIT in 2016, and if it meets the qualifications of a REIT, as disclosed herein, the Company intends on complying with the dividend policy herein. The Company currently operates through related-party/affiliate entities in holding title to those single family residences in its portfolio – American Realty, ARP Borrower, ARP Borrower II and AHIT Valfre, LLP, a limited liability partnership commonly referred to as an UPREIT, or operating umbrella partnership. The Company intends on operating through wholly-owned or majority-owned subsidiaries (depending on the circumstances presented), and may do so without the vote of its shareholders. For example, the Company is currently under contract with Empire Residential Opportunity Fund III and Fund V for the purchase of fifty (50) single family residence in Arizona. Although the Purchase Agreements are in the name of the Company, the Company might elect to purchase these properties with funds from the offering, or through debt service (or a combination thereof), through the use of a current subsidiary or a new subsidiary. This decision will be made during the due diligence period. The Company further intends on expanding on its proprietary software and processes in operating and growing its business. There is no guarantee, however, that the Company can meet the REIT qualifications in the time period disclosed, and there is no guarantee that the Company will be able to sustain operations even if the offering is fully invested.

Item 7. Selling Shareholders, page 75

5.	We note your response to comment 15 and reissue because we do not see the revised disclosure. We note your disclosure in your selling shareholders table on page 75 that the number of shares offered by many of the selling shareholders is equal to the number of shares beneficially owned prior to the offering. Please revise the column titled “Shares Beneficially Owned after Offering (Number)” to correctly indicate that those shareholders will hold zero shares after the offering.

Response: The Company has revised the table on page 75 as requested, and added the following language: The table anticipates that each Selling Shareholder will offer 100% of the shares beneficially owned prior to the offering, though it is possible that some Selling Shareholders retain some or all of their shares and/or sell the shares though a different process.

Management’s Discussion and Analysis of Financial Condition and Operations, page 79

6.	Please revise your MD&A section to include a brief overview that discusses how the company earns or expects to earn revenues and to the extent known, insight into challenges, risks and opportunities of which management is aware and discuss actions being taken to address the same. For example, we note that the company had revenues of $398,483 and a net loss of $2,291,653 for the nine months ended September 30, 2015. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to SEC Release No. 33-8350 Dec. 19, 2003. See also, Item 303 of Regulation S-K.

Response: The Company acknowledges Comment 6 and has added the following language to address the same:

Overview

The Company is a Maryland corporation in the business of acquiring and operating residential properties. The Company invests in high quality apartments, condos, and single family residence, primarily located in the western United States (including without limitation Phoenix, Las Vegas, Tucson, and California). Revenue is primarily generated from leasing and sale of residential properties.

The Company’s operating focus is on balancing occupancy and rental rates to maximize the Company’s revenue while exercising tight cost control to generate the highest possible return to the shareholders. Revenue is maximized by attracting qualified prospects to our properties, cost-effectively converting these prospects into new residents and keeping our residents satisfied so they will renew their leases upon expiration. We believe our resident-centric approach has tangible long-term economic benefits as it generally translates to early lease renewals, higher renewal rents, lower turnover, and qualified referrals.

We will continue focusing on our established market in 2016, which should further enhance operational efficiencies as we add to our critical mass in this region. The Company is well-positioned to expand in this vibrant core market that offers both strong rental demand and favorable economics.

The Company faces competition from different sources in each of our two primary activities, acquiring properties and renting our properties. Our primary competitors in acquiring portfolios are private equity investors, REITs, and sizeable institutional investors. We believe that our vertically integrated real estate acquisition and management platform, local presence, and market knowledge in markets that meet our selection criteria provide us with competitive advantages.

Acquisition of properties are financed from various sources of capital, including retained cash flow, issuance of additional equity and debt, and sales of properties. Debt financing and other capital required by the Company may not be available or may only be available on adverse terms. While the Company intends to actively acquire and rehab properties for rental operations, the Company may be unable to lease up the properties on schedule, resulting in decrease in expected rental revenues. Labor and materials required for maintenance, repair, and capital expenditures may be more expensive than anticipated. Occupancy levels and market rents may be adversely affected by national and local economic and market conditions.

7.	In the results of operations subsections, please revise to discuss in detail your general and administrative expenses.

Response: The Company has provided the following revisions to address the issues raised in Comment 7:

Originally filed:

For the three months ended September 30, 2015 and 2014, we reported a net loss of $1,124,089 and $298,122, respectively. The change in net loss between the three months ended September 30, 2015 and 2014 was primarily attributable to the increase of $933,814 in general and administrative expense for the three months ended September 30, 2015 due to an increase in professional and consulting fees and overhead expenses.

Will be replaced with:

For the three months ended September 30, 2015 and 2014, we reported a net loss of $1,124,089 and $298,122, respectively. The change in net loss between the three months ended September 30, 2015 and 2014 was primarily attributable to the increase of $959,873 in operating expense. During the three months ended September 30, 2015, depreciation expense increased by $17,227, general and administrative expense increased by $933,814 and interest expense increased by $8,832. The increase in operating expense is the result of incorporation of an UPREIT, acquisition of rental properties, issuance of shares of common stock to management as compensation, and professional and consulting fees incurred in relation to our reporting requirements as a public company and preparing the registration statement. The net increase of $933,814 in general and administrative expense is mainly related to the increase of $82,911 in marketing and advertising, $148,019 in overhead expense, $470,689 in consulting fees, $168,524 in professional fees, $98,822 in rental property expenses and offset by an decrease of $47,415 in closing costs. During the three months ended September 30, 2015, the Company issued 2,000,000 shares of common stock to the management of the Company with a fair value of $400,000, which is included in general and administrative expense.

Originally filed:

For the nine months ended September 30, 2015 and 2014, we reported a net loss of $2,291,653 and $842,016, respectively. The change in net loss between the nine months ended September 30, 2015 and 2014 was primarily attributable to the acquisition cost of $325,000 recognized during the nine months ended September 30, 2015 in relation to the reverse acquisition that closed on July 6, 2015 and the increase of $1,258,529 in general and administrative expense for the nine months ended September 30, 2015 due to an increase in marketing and advertising, overhead expenses and professional and consulting fees.

Will be replaced with:

For the nine months ended September 30, 2015 and 2014, we reported a net loss of $2,291,653 and $842,016, respectively. The change in net loss between the nine months ended September 30, 2015 and 2014 was primarily attributable to the acquisition cost of $325,000 recognized during the nine months ended September 30, 2015 in relation to the reverse acquisition that closed on July 6, 2015, and the increase of $1,289,815 in operating expense. During the nine months ended September 30, 2015, depreciation expense increased by $7,514, general and administrative expense increased by $1,258,529, and interest expense increased by $23,772. The increase in operating expense is a result of reorganization of the Company, incorporation of an UPREIT, acquisition and disposal of rental properties, issuance of shares of common stock to management as compensation, and professional and consulting fees incurred in relation to our reporting requirements as a public company and preparing the registration statement. The net increase of $1,285,529 in general and administrative expense is mainly related to the increase of $246,518 in marketing and advertising, $231,745 in overhead expense, $370,081 in consulting fees, $285,174 in professional fees, $134,835 in rental property expenses and offset by a decrease of $40,721 in closing costs. During the nine months ended September 30, 2015, the Company issued 2,000,000 shares of common stock to the management of the Company with a fair value of $400,000, which is included in general and administrative expense.

Originally filed:

Operating Expenses - Operating expenses for the three months ended September 30, 2015, was $1,257,533, as compared to $380,005 for the three months ended September 30, 2014. The $952,326 increase is primarily attributable to the increase of $933,814 in general and administrative expense for the three months ended September 30, 2015 due to an increase in professional and consulting fees and overhead expenses.

Will be replaced with:

Operating Expenses - Operating expenses for the three months ended September 30, 2015, was $1,257,533, as compared to $380,005 for the three months ended September 30, 2014. The $952,326 increase is primarily attributable to the increase of $933,814 in general and administrative expense for the three months ended September 30, 2015 due to an increase in professional and consulting fees and overhead expenses. The net increase of $933,814 in general and administrative expense is mainly related to the increase of $82,911 in marketing and advertising, $148,019 in overhead expense, $470,689 in consulting fees, $168,524 in professional fees, $98,822 in rental property expenses and offset by a decrease of $47,415 in closing costs. The net increase of $1,258,529 in general administrative expense is a result of incorporation of an UPREIT, purchases of rental properties, issuance of shares of common stock to management, and professional and consulting fees incurred in relation to our reporting requirements as a public company and preparing the registration statement. During the three months ended September 30, 2015, the Company issued 2,000,000 shares of common stock and recorded management and consulting fees of $400,000, which is included in general and administrative expense.

Originally filed:

Operating Expenses - Operating expenses for the nine months ended September 30, 2015, was $2,690,136, as compared to $1,078,619 for the nine months ended September 30, 2014. The $1,686,315 increase is primarily attributable to the acquisition cost of $325,000 recognized during the nine months ended September 30, 2015 in relation to the reverse acquisition that closed on July 6, 2015 and the increase of $1,258,529 in general and administrative expense for the nine months ended September 30, 2015 due to an increase in marketing and advertising, overhead expenses and professional and consulting fees.

Will be replaced with:

Operating Expenses - Operating expenses for the nine months ended September 30, 2015, was $2,690,136, as compared to $1,078,619 for the nine months ended September 30, 2014. The $1,686,315 increase is primarily attributable to the acquisition cost of $325,000 recognized during the nine months ended September 30, 2015 in relation to the reverse acquisition that closed on July 6, 2015 and the increase of $1,258,529 in general and administrative expense for the nine months ended September 30, 2015. The net increase of $1,285,529 in general and administrative expense is mainly related to the increase of $246,518 in marketing and advertising, $231,745 in overhead expense, $370,081 in consulting fees, $285,174 in professional fees, $134,835 in rental property expenses and offset by an decrease of $40,721 in closing costs. The increase of $1,258,529 in general administrative expense is a result of reorganization of the Company, incorporation of an UPREIT, acquisition and disposal of rental properties, issuance of shares of common stock to management, and professional and consulting fees incurred in relation to our reporting requirements as a public company and preparing the registration statement. During the nine months ended September 30, 2015, the Company issued 2,000,000 shares of common stock and recorded management and consulting fees of $400,000, which is included in general and administrative expense.

Advisory Board Consulting and Compensation Agreement – Sean Zarinegar, page 96

8.	We note your response to comment 18 and reissue in part. Please clarify why you compensate Mr. Zarinegar as an independent contractor.

Response: The Company has agreed to employ Mr. Zarinegar directly, ending his independent contractor relationship with the Company and ending the employment agreement with American Realty Partners.

Exhibit 23.3

9.	Please amend to include an updated consent from your independent registered public accounting firm.

Response: The Company will produce the same.

In addition to the responses set forth herein, the Company will be uploading a redlined version of its amended registration statement consistent with the responses herein, and sending two blacklined versions to your attention by Federal Express. We will provide a tracking number once mailed.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

Statement of the Chief Executive Officer and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jeff Howard

Jeff Howard

Chief Executive Officer

President

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